Exhibit 21.1

List of Subsidiaries

Name	Place of Incorporation

ComStream Corporation	Delaware
ComStream UK Limited	England and Wales
ComStream Israel Ltd.	Israel
Armer Communications Engineering Services, Inc.	Delaware
Tiernan Radyne ComStream Inc.	Delaware